SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Amendment No. 2

MCG Capital Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

58047P107
(CUSIP Number)

ACCRETIVE CAPITAL PARTNERS, LLC
16 Wall Street, 2nd Floor
Madison, CT 06443

RICHARD E. FEARON, JR.
16 Wall Street, 2nd Floor
Madison, CT 06443
(203) 482-5805

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .  [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS

Accretive Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

ILLINOIS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,501,469 Shares
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,501,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,501,469 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.05%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSONS

Accretive Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

ILLINOIS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,501,469 Shares
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,501,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,501,469 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.05%
14	TYPE OF REPORTING PERSON

OO, HC

1	NAME OF REPORTING PERSONS

Richard E. Fearon, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,953,475*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,953,475*
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,953,475*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.27%
14	TYPE OF REPORTING PERSON

IN

________________________
* Includes 1,501,469 Shares held directly by Accretive Capital Partners, LLC, of which Accretive Capital Management, LLC is the manager and Mr. Fearon is the managing member of Accretive Capital Management, LLC.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the statement on Schedule 13D filed on January 22, 2015 as amended prior to the date of this amendment (as so amended, the “Original Schedule 13D”), by: (i) Accretive Capital Partners, LLC an Illinois limited liability company (“ACP”); (ii) Accretive Capital Management, LLC, an Illinois limited liability company (“ACM”); and (iii) Richard E. Fearon, Jr., a citizen of the United States (together with ACP and ACM, the “Reporting Persons”) and relates to the Common Stock (the “Shares”) of MCG Capital Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1001 19th Street North, 10th Floor, Arlington, VA 22209.

Capitalized terms not defined in this Amendment No. 2 shall have the meaning ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On June 11, 2015, the Reporting Persons sent a letter to the Issuer's Board of Directors. The letter is attached as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The transactions in the Shares by ACP and ACM during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The transactions in the Shares by Mr. Fearon during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Item 7.	Material to be Filed as an Exhibit.

Item 7 of the Original Schedule 13D includes the following Exhibit 99.1:

Exhibit 99.1	An Open Letter to the Board of Directors of MCG Capital Corporation, dated June 11, 2015 by Accretive Capital Management, LLC

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 11, 2015

ACCRETIVE CAPITAL PARTNERS, LLC
	By:	Accretive Capital Management, LLC, its managing member

	By:	/s/ Richard E. Fearon, Jr.
Name: Richard E. Fearon, Jr.
Title: Managing Member

ACCRETIVE CAPITAL MANAGEMENT, LLC

/s/ Richard E. Fearon, Jr.
Name: Richard E. Fearon, Jr.
Title: Managing Member

/s/ Richard E. Fearon, Jr.
Richard E. Fearon, Jr.

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock	Price Per	Date of
Purchased/(Sold)	Share($)	Purchase/(Sale)

ACCRETIVE CAPITAL PARTNERS, LLC

None

RICHARD E. FEARON, JR.

None